SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9 (RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue, Suite 202E

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached below is a press release, dated February 7, 2007, by Polycom, Inc. (“Polycom”) announcing that it has signed a definitive agreement to purchase SpectraLink Corporation (the “Company”). This press release is posted on the Company’s website at www.spectralink.com. Notwithstanding the posting of the press release on the Company’s website, the Company disclaims and makes no representation regarding Polycom’s statements in the press release about Polycom generally and Polycom’s expectations with respect to the benefits of the acquisition and strategy with respect to the combined company.

Contact:	Michael R. Kourey, CFO

Polycom, Inc.

925-924-5742

mkourey@polycom.com

POLYCOM TO ACQUIRE SPECTRALINK CORPORATION

FOR APPROXIMATELY $220M IN CASH

Acquisition Leverages Mobility into IP-Based Unified Collaboration

PLEASANTON, Calif. and BOULDER, Colo. – Feb. 7, 2007 – Polycom, Inc. (NASDAQ: PLCM), the world’s leading provider of unified collaborative communications solutions, and SpectraLink Corp. (NASDAQ: SLNK), the leader in workplace wireless telephony, today announced that they have signed a definitive agreement under which Polycom will acquire SpectraLink.

Under the terms of the agreement, Polycom will commence a cash tender offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share. This represents an enterprise value of approximately $220 million, which is net of existing cash and debt. The acquisition, which has been approved by the boards of directors of both companies, is also subject to a number of customary closing conditions, including obtaining applicable regulatory approvals. The board of directors of SpectraLink has unanimously recommended that the stockholders of SpectraLink accept the offer. Polycom expects to commence the tender promptly, and the acquisition is expected to close in the second quarter of calendar year 2007. Excluding non-recurring acquisition related expenses and non-cash charges, Polycom expects the acquisition to be slightly accretive in 2007.

“The SpectraLink acquisition extends Polycom’s leading IP-based collaboration solution to the rapidly-growing mobility environment,” stated Robert Hagerty, Chairman and CEO of Polycom. “Our customers are demanding wireless solutions in the enterprise and in the vertical markets we serve. Leveraging our proven strength in Polycom voice over IP (VoIP) solutions, we believe this combination yields the key strategic synergy of uniquely positioning Polycom as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video, and data collaboration solutions from the desktop, to the meeting room, to the mobile individual.”

“Voice over Wi-Fi is a high growth market,” stated Sunil Bhalla, Senior Vice President and General Manager of Polycom’s Voice Division. “Wireless IP telephony is emerging as one of the fastest-growing segments in the IT segment. We believe integrating SpectraLink into Polycom will yield multiple immediate synergies: (1) rapidly extending Polycom’s interoperability with the enterprise SIP telephony leaders to the SpectraLink wireless handset solutions, (2) leveraging SpectraLink’s strength with key vertical markets such as retail, hospitality, and healthcare into Polycom’s core voice and video offerings, (3) strengthening our mutual strategic partner relationships such as Avaya, Alcatel, Cisco, and Nortel, and creating new opportunities for SpectraLink with Microsoft, IBM, and others, and (4) utilizing Polycom’s global channel network and high-touch sales force to sell SpectraLink mobility solutions to a broader customer set. All of these synergies deliver the opportunity for the combined company to deliver compelling fixed and mobile solutions which we believe will drive growth at both the top and bottom line.”

“We are excited about the strategic synergies driven by this combination,” said John Elms, President and CEO of SpectraLink. “With Polycom’s global leadership and presence, combined with SpectraLink’s unparalleled wireless telephony offering, we are confident that Polycom can capture the rapidly-growing mobile voice over IP opportunity across enterprise and verticals worldwide. Our management team here at SpectraLink is delighted with the opportunity to drive growth with Polycom as we launch our unified solution.”

Webcast and Conference Call

Polycom will hold a conference call today, February 7, 2007, at 5:00 p.m. ET/2:00 p.m. PT to discuss this acquisition. Robert Hagerty, Chairman and CEO of Polycom, John Elms, President and CEO of SpectraLink, Sunil Bhalla, SVP and GM of Polycom’s Voice Division, and Michael Kourey, CFO of Polycom, will host the conference. You may participate by viewing the webcast at www.polycom.com or www.spectralink.com. For callers in the US and Canada, you may call 877.809.5475; and for callers outside of the US and Canada, you may call 706.679.4994, using the pass code Polycom. A replay of the call will also be available at www.polycom.com or www.spectralink.com. For callers in the US and Canada, you may hear a replay at 800-633-8284; and for callers outside of the US and Canada, at 402-977-9140. The access number for the replay is 21328106. A replay of the call will also be maintained for thirty days on our website at www.polycom.com under Investor Relations – Archived Conference Calls.

Securities Law Disclosures

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About SpectraLink

SpectraLink, the leader in workplace wireless telephony, delivers the power of mobile voice and messaging applications to businesses worldwide. Seamlessly integrating with VoIP and traditional telephony platforms, SpectraLink’s scalable technology provides instant access to people and business-critical information. SpectraLink handsets free on-premises employees to be more accessible, productive and responsive. For more information, visit www.spectralink.com or call 1-800-676-5465.

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About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, data and Web solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom website at www.polycom.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Polycom and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; expectations regarding the impact of the acquisition on Polycom’s future financial results; the potential product, market, strategic partner, sales and other synergies from the acquisition; any statements of the plans, strategies and objectives of management for future operations, product development, and product and solution positioning, including the execution of integration plans; expectations regarding growth in the voice over Wi-Fi and wireless IP telephony markets and segments; Polycom’s ability to benefit from such growth; any statements of expectation, belief, or opportunities; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; risks that, prior to the completion of the transaction, SpectraLink’s business may not perform as expected due to uncertainty; the possibility that the parties are unable to successfully implement integration strategies; adverse reactions to the acquisition from regulators, customers, suppliers, partners or employees; competitive responses to the acquisition; shifts in the relevant markets and segments; and other risks that are described from time to time in Polycom’s and SpectraLink’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and SpectraLink’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after SpectraLink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom assumes no obligation and does not intend to update these forward-looking statements.

Polycom and the Polycom logo are registered trademarks of Polycom in the U.S. and various countries. ©2007, Polycom, Inc. All rights reserved.

SpectraLink and the SpectraLink logo are registered trademarks of SpectraLink in the U.S. and various countries. ©2007, SpectraLink Corporation. All rights reserved.

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Safe Harbor

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the expected timetable for completing the tender offer and merger, the proposed tender offer price, SpectraLink’s expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many SpectraLink stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that SpectraLink’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. SpectraLink’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control. If the transaction does not close, SpectraLink’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see SpectraLink’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, which is available at the SEC’s website at http://www.sec.gov. SpectraLink disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

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